MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2022 (the "Interim Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s Interim Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; roll out of operations programs and resident betterment programs; anticipated environmental, social and governance (“ESG”) initiatives;

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

debt financing and refinancing intentions; continuing increases in interest rates, inflation and economic uncertainty; and the ongoing impact of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 1, 2022 (the “AIF”) and its 2021 annual MD&A (as supplemented by Section 7.6 of this document), both of which are available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the anticipated impact of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists' renditions, and may not be representative of all properties in the Company’s portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of November 8, 2022, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2022 ("Interim Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"). The accounting policies are consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021, available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon's business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and encourages its employees to conduct themselves every day according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

•Ask questions, embrace problems, thrive on the process of innovation

•Do what is right, not what is easy

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

•Elevate each other so together we leave an enduring legacy

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

1.2    Business and growth strategy

Tricon is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company's initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in "for-sale" housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at September 30, 2022, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses.

ADJACENT RESIDENTIAL BUSINESSES
3%
$10.8 BILLION
SINGLE-FAMILY RENTAL
97%

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Tricon’s differentiated strategy

Tricon's U.S. single-family rental strategy targets the "middle-market" resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the coming years in Tricon's core markets as Americans de-urbanize and seek out the relative safety of suburban living in less dense markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

NV
6%
CA
11%
AZ
13%
TX
13%
IN
2%
TN
2%
NC
10%
SC
3%
GA
22%
FL
18%
Projected 2020-2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q3 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

TRICON
RESIDENTIAL
SUPERIOR GROWTH PROFILE
Focus on disciplined, long-term growth within a vast market opportunity for single-family rental
DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL
Experience in raising private capital to accelerate growth, improve operating efficiency, and take development off balance sheet
TECH-ENABLED OPERATING PLATFORM
Enhanced resident experience and excellent operating metrics achieved through a centralized, technology-enabled platform and innovative approach to rental housing

I. Superior growth profile

There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt.

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called “beds and sheds” investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.
(1) As at September 30, 2022, Tricon's unfunded equity commitment to these vehicles was approximately $371 million.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates every facet of the single-family rental business, as described below.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

The Company has systemized the process of home acquisition and once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website, where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages Intelligent Virtual Agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. And lastly, in revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable.

Revenue Management

TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Acquisitions

Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to efficiently convert listings into offers

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Resident Underwriting

Statistical screening model used to qualify residents, drive retention and reduce turnover costs

Repairs and Maintenance

TriForce* platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs

Leasing

Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

*TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps.

Adjacent residential businesses

Multi-family rental

In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon's vertically integrated platform, including local property management employees. Tricon plans to grow the Canadian multi-family rental portfolio as more Class A multi-family rental apartments from the residential development portfolio reach stabilization.

During the year, Tricon operated and held a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. On October 18, 2022, the Company completed the sale of its 20% equity interest in the portfolio and exited the U.S. multi-family rental business.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects, predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with nine projects under development totaling approximately 4,280 units in which Tricon holds a 40% weighted average ownership interest based on net assets. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,200 rental units in 25 new home communities across the U.S. Sun Belt through its THPAS JV-1, THPAS Development JV-2 and Homebuilder Direct JV vehicles.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having four MPCs ranked in the top 50 based on homebuilder sales in the first half of 2022 according to RCLCO Real Estate Consulting.

Private funds and advisory

Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds ("Investment Vehicles"). Activities of this business include:

(i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $9.4 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $17.6 billion) as at September 30, 2022 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company's AUM). For its services, Tricon earns asset management fees on fee-bearing capital totaling $2.9 billion as at September 30, 2022, as well as performance fees provided targeted investment returns are achieved.

Tricon manages third-party capital for 13 of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2022). In 2022, Tricon ranked 53rd globally and second in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Canada (compared to 58th globally and second in Canada in 2021) among global real estate investment managers based on the institutional equity raised since 2017 (source: "2022 PERE 100" manager ranking, June 2022).

(ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii) Property management of rental properties: Tricon provides integrated property management services to its entire single-family and multi-family rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

(1) Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the nine months ended September 30, 2022.
(2) Performance fees excludes fees earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio, which occurred subsequent to quarter-end (see section 3.1).

1.3    Environmental, Social and Governance

Environmental, Social and Governance ("ESG") principles have guided Tricon throughout its 34-year history of delivering business excellence.

Tricon remains focused on the following five strategic ESG priorities:

Our People: Tricon is committed to engaging, supporting and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs.

Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.

Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations.

Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors.

Tricon’s annual ESG report is available on our website at www.triconresidential.com/investors/sustainability and provides details of our key ESG commitments, initiatives, and performance progress.

In early October, the Global Real Estate Sustainability Benchmark (“GRESB”) announced its 2022 assessment results. Tricon’s overall GRESB rating improved by 24% relative to its inaugural 2021 performance. The Company earned a perfect score under the management component, which covers ESG leadership, policies, reporting, risk management and stakeholder engagement. Tricon also outperformed the GRESB average and its peer group under the development benchmark, which encompasses its Toronto-based multi-family portfolio, earning a score that reflects a nearly 40% improvement relative to last year’s inaugural submission as well as a Green Star designation. Tricon will identify strengths and opportunities resulting from the assessment and set objectives for the coming year and beyond, with the goal of continually improving its overall GRESB scores.

On October 20, 2022, Tricon announced the launch of an industry-leading Bill of Rights for residents, the first of its kind among single-family rental housing providers in the United States. This measure underscores Tricon’s resident-first approach and highlights the Company’s mission to support the well-being of its residents. More information can be found at triconresidential.com/bill-of-rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

During the three months ended September 30, 2022, the Company actively marketed its U.S. multi-family rental portfolio with the intent to divest its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company's equity-accounted investment in U.S. multi-family rental properties was classified as assets held for sale as at September 30, 2022 and was measured at the lower of its carrying amount and fair value less cost to sell in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations ("IFRS 5"), with no adjustments made to the carrying value. On October 18, 2022, the Company closed the divestiture transaction.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$178,786	$174,347	$723,491	$348,918
Fair value gain on rental properties	107,166	362,285	802,573	728,899

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.65	0.80	2.63	1.70
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.49	0.80	1.87	1.69

Net (loss) income from discontinued operations	(2,335)	27,539	33,277	(26,368)
Basic (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.13	0.12	(0.13)
Diluted (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.12	0.11	(0.13)

Dividends per share(1)	$0.058	$0.055	$0.174	$0.167

Weighted average shares outstanding - basic	274,710,065	215,546,550	274,474,675	203,272,703
Weighted average shares outstanding - diluted	311,910,445	217,768,873	312,023,897	205,305,513

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$46,403	$38,143	$140,447	$106,391
Adjusted funds from operations ("AFFO")	35,182	31,003	109,570	85,046

Core FFO per share(3)	0.15	0.14	0.45	0.42
AFFO per share(3)	0.11	0.12	0.35	0.33

Select balance sheet items reported on a consolidated basis			September 30, 2022	December 31, 2021

Total assets			$12,406,346	$9,148,617
Total liabilities(4)			8,647,297	6,087,548
Net assets attributable to shareholders of Tricon			3,753,819	3,053,794

Rental properties			11,103,970	7,978,396
Debt			5,653,700	3,917,433
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 311,910,445 and 312,023,897 for the three and nine months ended September 30, 2022, respectively, and 264,874,216 and 255,505,229 for the three and nine months ended September 30, 2021, respectively.
(4) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the third quarter of 2022 was $178.8 million compared to $174.3 million in the third quarter of 2021, and included:

•Revenue from single-family rental properties of $170.8 million compared to $115.1 million in the third quarter of 2021, largely as a result of a 29.7% expansion in the single-family rental portfolio to 35,262 homes and an 11.4% year-over-year increase in average effective monthly rent (from $1,539 to $1,714).

•Direct operating expenses of $54.5 million compared to $39.4 million in the third quarter of 2021, driven primarily by the increase in size of the rental portfolio, higher property tax expenses associated with increasing property values, as well as general cost and labor market inflationary pressures.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

•Revenue from private funds and advisory services of $112.5 million, which increased significantly from $11.0 million in the third quarter of 2021, primarily driven by the accrual of performance fees earned from the sale of Tricon's remaining 20% equity interests in the U.S. multi-family rental portfolio following quarter-end.

•Fair value gain on rental properties of $107.2 million compared to $362.3 million in the third quarter of 2021, owing to a year-over-year appreciation of home values within the single-family rental portfolio, albeit at a decelerated rate given the current climate of rising mortgage rates and greater economic uncertainty.

Net income from continuing operations for the nine months ended September 30, 2022 was $723.5 million compared to $348.9 million for the period ended September 30, 2021, and included:

•Revenue from single-family rental properties of $464.7 million and direct operating expenses of $150.7 million compared to $321.5 million and $108.9 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $101.4 million, attributable to the expansion of the single-family rental portfolio as well as strong rent growth.

•Revenue from private funds and advisory services of $145.3 million compared to $33.0 million in the prior year, for the reason discussed above.

•Fair value gain on rental properties of $802.6 million compared to $728.9 million in the prior year as a result of very strong home price appreciation experienced in the first half of the year.

Non-IFRS measures on a proportionate basis

Core funds from operations ("Core FFO") for the third quarter of 2022 was $46.4 million, an increase of $8.3 million or 22% compared to $38.1 million in the third quarter of 2021. This increase in Core FFO reflects NOI growth from the single-family rental business, as discussed above, but excludes performance fees from the sale of the U.S. multi-family rental portfolio as the cash was received subsequent to quarter-end. Core FFO increased by $34.1 million or 32% to $140.4 million for the nine months ended September 30, 2022 compared to $106.4 million in the prior period. This increase in Core FFO reflects NOI growth from the single-family rental business and higher income earned by the Company's Private Funds and Advisory business emanating from new Investment Vehicles, including the property management fees generated by the U.S. multi-family rental portfolio (which, along with asset management fees, will no longer be earned following the divestiture of Tricon's interest in the portfolio and its exit from the U.S. multi-family rental business).

Adjusted funds from operations ("AFFO") for the three and nine months ended September 30, 2022 was $35.2 million and $109.6 million, respectively, an increase of $4.2 million (13%) and $24.5 million (29%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio and inflationary cost pressures for both materials and labor.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s Interim Financial Statements.

3.1    Review of income statements

Consolidated statements of income

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Revenue from single-family rental properties(1)	$170,769	$115,121	$55,648	$464,692	$321,516	$143,176
Direct operating expenses (1)	(54,464)	(39,417)	(15,047)	(150,718)	(108,896)	(41,822)
Net operating income from single-family rental properties	116,305	75,704	40,601	313,974	212,620	101,354

Revenue from private funds and advisory services	112,470	10,972	101,498	145,268	33,015	112,253

Income from equity-accounted investments in multi-family rental properties(2)	169	18	151	499	178	321
Income (loss) from equity-accounted investments in Canadian residential developments(3)	3,621	(1,909)	5,530	3,508	(1,885)	5,393
Other income(4)	5,448	393	5,055	8,869	928	7,941
Income from investments in U.S. residential developments(5)	5,680	6,286	(606)	12,987	21,196	(8,209)
Compensation expense	(25,859)	(17,941)	(7,918)	(76,848)	(54,233)	(22,615)
Performance fees (expense) recovery	(4,375)	293	(4,668)	(32,056)	(1,418)	(30,638)
General and administration expense	(14,048)	(9,182)	(4,866)	(40,828)	(26,855)	(13,973)
Loss on debt modification and extinguishment	(6,816)	(3,497)	(3,319)	(6,816)	(3,497)	(3,319)
Transaction costs	(3,658)	(3,793)	135	(11,359)	(9,430)	(1,929)
Interest expense	(60,094)	(38,561)	(21,533)	(142,812)	(112,032)	(30,780)
Fair value gain on rental properties	107,166	362,285	(255,119)	802,573	728,899	73,674
Fair value loss on Canadian development properties	(1,314)	—	(1,314)	(440)	—	(440)
Fair value gain (loss) on derivative financial instruments and other liabilities	31,866	(68,747)	100,613	158,991	(147,394)	306,385
Amortization and depreciation expense	(3,853)	(3,812)	(41)	(10,844)	(9,311)	(1,533)
Realized and unrealized foreign exchange gain (loss)	623	13	610	662	(2,527)	3,189
Net change in fair value of limited partners’ interests in single-family rental business	(42,318)	(67,015)	24,697	(246,553)	(142,402)	(104,151)
	(7,762)	154,831	(162,593)	419,533	240,217	179,316
Income before income taxes from continuing operations	$221,013	$241,507	$(20,494)	$878,775	$485,852	$392,923
Income tax expense from continuing operations	(42,227)	(67,160)	24,933	(155,284)	(136,934)	(18,350)
Net income from continuing operations	$178,786	$174,347	$4,439	$723,491	$348,918	$374,573

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.65	0.80	(0.15)	2.63	1.70	0.93
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.49	0.80	(0.31)	1.87	1.69	0.18

Net (loss) income from discontinued operations	(2,335)	27,539	(29,874)	33,277	(26,368)	59,645

Basic (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.13	(0.14)	0.12	(0.13)	0.25
Diluted (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.12	(0.13)	0.11	(0.13)	0.24

Weighted average shares outstanding - basic	274,710,065	215,546,550	59,163,515	274,474,675	203,272,703	71,201,972
Weighted average shares outstanding - diluted(6)	311,910,445	217,768,873	94,141,572	312,023,897	205,305,513	106,718,384

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,144 and $3,144 for the three and nine months ended September 30, 2021, respectively, that were previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.
(2) Includes income from The Selby (Section 4.2.1).
(3) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, 7 Labatt and Queen & Ontario (Section 4.2.2).
(4) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2) along with other income generated from Bryson MPC Holdings LLC and its sale. Refer to Note 13 to the Interim Financial Statements.
(5) Reflects the net change in the fair values of the underlying investments in the legacy for-sale housing business (Section 4.2.2).
(6) For the three and nine months ended September 30, 2022, the exchangeable preferred units of Tricon PIPE LLC were dilutive (2021 - anti-dilutive). Refer to Note 21 to the Interim Financial Statements.

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Rental revenue(1)	$161,518	$109,255	$52,263	$438,123	$306,359	$131,764
Other revenue(1)(2)	9,251	5,866	3,385	26,569	15,157	11,412
Revenue from single-family rental properties(2)	$170,769	$115,121	$55,648	$464,692	$321,516	$143,176
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,144 and $3,144 for the three and nine months ended September 30, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.

Revenue from single-family rental properties for the three months ended September 30, 2022 totaled $170.8 million, an increase of $55.6 million or 48.3% compared to $115.1 million for the same period in the prior year. The increase is attributable to:

•Growth of $52.3 million in rental revenue, driven by portfolio expansion of 29.7% (35,262 rental homes compared to 27,187), and an 11.4% year-over-year increase in average effective monthly rent per home ($1,714 compared to $1,539) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 0.3% increase in occupancy (94.0% compared to 93.7%) notwithstanding the acquisition of 1,988 vacant homes this quarter.

•An increase of $3.4 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (66% of single-family rental homes were smart-home enabled at September 30, 2022 compared to 43% at September 30, 2021), along with higher resident enrollment in its renters insurance program. Higher new lease application and administrative fees also contributed to a meaningful increase in other revenue.

Revenue from single-family rental properties for the nine months ended September 30, 2022 totaled $464.7 million, an increase of $143.2 million or 44.5% compared to the prior year, primarily driven by growth of the rental portfolio as well as an improvement in the average monthly rent, along with higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and nine months ended September 30, 2022 and 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Property taxes	$25,976	$17,338	$8,638	$71,730	$48,331	$23,399
Repairs and maintenance	7,698	6,183	1,515	21,653	16,236	5,417
Turnover(1)	1,920	2,486	(566)	5,948	7,528	(1,580)
Property management expenses	10,904	7,530	3,374	29,748	21,094	8,654
Property insurance	1,951	1,545	406	5,515	4,401	1,114
Marketing and leasing	705	418	287	1,906	1,194	712
Homeowners' association (HOA) costs	2,581	1,608	973	6,484	4,446	2,038
Other direct expense(2)	2,729	2,309	420	7,734	5,666	2,068
Direct operating expenses(1)	$54,464	$39,417	$15,047	$150,718	$108,896	$41,822
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,144 and $3,144 for the three and nine months ended September 30, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.
(2) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended September 30, 2022 were $54.5 million, an increase of $15.0 million or 38.2% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $8.6 million in property taxes driven by 29.7% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year home price appreciation and anticipated tax increases in Tricon's markets.

•An increase of $3.4 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

•An increase of $1.5 million in repairs and maintenance attributable to higher work order activity on a larger portfolio of homes along with underlying cost inflation.

Direct operating expenses for the nine months ended September 30, 2022 were $150.7 million, an increase of $41.8 million or 38.4% compared to the prior year, primarily for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and nine months ended September 30, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$3,252	$3,226	$26	$9,454	$9,333	$121
Performance fees	101,242	660	100,582	110,329	5,233	105,096
Development fees	5,055	5,414	(359)	17,073	16,425	648
Property management fees	2,921	1,672	1,249	8,412	2,024	6,388
Revenue from private funds and advisory services	$112,470	$10,972	$101,498	$145,268	$33,015	$112,253

Revenue from private funds and advisory services for the three months ended September 30, 2022 totaled $112.5 million, an increase of $101.5 million from the same period in the prior year, mainly attributable to:

•An increase of $100.6 million in performance fees earned, of which $99.9 million were from the sale of the Company's remaining 20% equity interests in its U.S. multi-family rental portfolio. While the sale was not completed until October 18, 2022, the fee revenue was recognized in the current period in accordance with the

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

relevant accounting standards, on the basis that it was highly probable that a significant reversal would not occur.

•An increase of $1.2 million in property management fees earned from the U.S multi-family rental portfolio. The Company syndicated the rental portfolio on March 31, 2021 and internalized the property management functions in the third quarter of 2021, at which time the Company began earning property management fees. Following the divestiture of the Company's remaining 20% equity interest in the U.S. multi-family rental portfolio, the Company will no longer be earning property management or asset management fees from the portfolio, resulting in a loss of fee income of approximately $3.0 million per quarter.

•A decrease of $0.4 million in development fees as a result of one-time higher commercial land sales made at Johnson communities in the comparative period in the prior year, partially offset by an increase in lot sales.

Revenue from private funds and advisory services for the nine months ended September 30, 2022 totaled $145.3 million, an increase of $112.3 million from the prior year, largely resulting from the performance fee and property management fee increases discussed above.

Income (loss) from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, West Don Lands, The Ivy and Queen & Ontario. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income (loss) from equity-accounted investments in Canadian residential developments for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income (loss) from equity-accounted investments in Canadian residential developments	$3,621	$(1,909)	$5,530	$3,508	$(1,885)	$5,393

Income from equity-accounted investments in Canadian residential developments for the three months ended September 30, 2022 was $3.6 million compared to a loss of $1.9 million in the same period in the prior year. Income in the current quarter was driven by a fair value gain recognized at The Ivy as a result of achieving key development milestones. In comparison, the loss in the comparative period was primarily attributable to an unfavorable fair value adjustment on the 7 Labatt development project, which was sold in the fourth quarter of 2021 and generated a 15% internal rate of return for the Company.

Income from investments in Canadian residential developments for the nine months ended September 30, 2022 was $3.5 million compared to a loss of $1.9 million in the same period in the prior year. The year-over-year variance is attributable to the reasons discussed above.

Other income

Other income includes commercial rental income from The Shops of Summerhill (Section 4.2.2) along with income from Bryson MPC Holdings LLC.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Other income	$5,448	$393	$5,055	$8,869	$928	$7,941

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Other income for the three months ended September 30, 2022 was $5.4 million, an increase of $5.1 million from the same period in the prior year. For the nine months ended September 30, 2022, other income was $8.9 million, an increase of $7.9 million from the same period in the prior year. The year-over-year increase was primarily driven by the sale of Bryson MPC Holdings LLC to THPAS Development JV-2 LLC in the third quarter of 2022, which resulted in a $5.1 million gain

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income from investments in U.S. residential developments	$5,680	$6,286	$(606)	$12,987	$21,196	$(8,209)

Income from investments in U.S. residential developments for the three months ended September 30, 2022 was $5.7 million, a modest decrease of $0.6 million from the same period in the prior year, reflecting relatively strong performance in both periods.

Income from investments in U.S. residential developments for the nine months ended September 30, 2022 was $13.0 million, a decrease of $8.2 million from the same period in the prior year. This year-over-year decrease is reflective of very strong for-sale housing demand in the comparative period driven by historically low mortgage rates and an acceleration of migration trends caused by the pandemic.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30		Three months			Nine months
(in thousands of U.S. dollars)		2022	2021	Variance	2022	2021	Variance

Salaries and benefits	A	$13,065	$10,651	$2,414	$40,934	$30,218	$10,716

Cash-based(1)		4,955	4,178	777	16,317	10,884	5,433
Equity-based(1)		2,060	2,422	(362)	5,530	7,638	(2,108)
Annual incentive plan ("AIP")	B	7,015	6,600	415	21,847	18,522	3,325

Cash-based(2)		5,664	577	5,087	13,588	5,249	8,339
Equity-based		115	113	2	479	244	235
Long-term incentive plan ("LTIP")	C	5,779	690	5,089	14,067	5,493	8,574

Total compensation expense	A+B+C	$25,859	$17,941	$7,918	$76,848	$54,233	$22,615
(1) The cash-based AIP figure for the nine months ended September 30, 2022 includes one-time allocations for special awards granted in Q1 2022.
(2) The comparative period has been reclassified to conform with the current period presentation. Refer to Note 2 of the Interim Financial Statements for details.

Compensation expense for the three months ended September 30, 2022 was $25.9 million, an increase of $7.9 million or 44.1% compared to the same period in the prior year. The variance is attributable to:
•An increase of $2.4 million in payroll costs arising from a 15% increase in headcount, primarily driven by additional needs for property management personnel to support Tricon's continued growth. The increase in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

costs was further exacerbated by a tighter labor market and inflationary pressures, as well as normal course salary adjustments.

•An increase of $0.4 million in AIP expense, owing to an increase to the AIP cash accrual of $0.8 million, which is correlated with Tricon's overall financial results, and expanded AIP eligibility from the increased headcount, as described above. This increase is partially offset by a $0.4 million reduction in the performance share units ("PSUs") liability, reflecting a decrease in the Company's share price. The AIP cash accrual is an estimate and will be trued up in the fourth quarter based on actual awards.

•An increase of $5.1 million in LTIP expense, primarily driven by higher estimated future performance fees from U.S. residential development Investment Vehicles. The cash-based LTIP expense is paid to participants under the LTIP if and when the performance fees are realized and paid.

Compensation expense for the nine months ended September 30, 2022 was $76.8 million, an increase of $22.6 million or 41.7% compared to the prior year, attributable to:

•An increase of $10.7 million in payroll costs as described above.

•An increase of $8.6 million in LTIP expense, as a result of an increase in cash-based LTIP expenses of $8.3 million, for the same reasons described above.

•An increase of $3.3 million in AIP expense, primarily driven by an expanded AIP pool, which aligns with the Company's growth as well as an increase in headcount, partially offset by a reduction to the PSUs liability, described above.

Performance fees expense

Performance fee expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of Tricon’s share of performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Performance fees expense	$4,375	$(293)	$4,668	$32,056	$1,418	$30,638

Performance fees expense for the three months ended September 30, 2022 was $4.4 million, an increase of $4.7 million compared to the same period in the prior year. This variance results from the increase in unrealized carried interest in connection with fair value gains of the underlying Investment Vehicles and the estimated performance fee expenses.

Performance fees expense for the nine months ended September 30, 2022 was $32.1 million, an increase of $30.6 million compared to the same period in the prior year, for the same reasons described above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

General and administration expense

The following table presents general and administration expense for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

General and administration expense	$14,048	$9,182	$4,866	$40,828	$26,855	$13,973

General and administration expense for the three months ended September 30, 2022 was $14.0 million, an increase of $4.9 million compared to the same period in the prior year. The increase was driven by incremental compliance costs associated with the Company's New York Stock Exchange listing, higher traveling costs as pandemic-related restrictions were lifted, and increased spending on Tricon's technology-enabled operating platform to support portfolio growth.

General and administration expense for the nine months ended September 30, 2022 was $40.8 million, an increase of $14.0 million compared to the same period in the prior year, for the same reasons described above, as well as higher recruitment costs to accommodate continued growth across various business segments.

Interest expense

The following table provides details regarding interest expense for the three and nine months ended September 30, 2022 and 2021 by borrowing type and nature.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Corporate borrowings	$2,798	$1,522	$1,276	$5,587	$3,577	$2,010
Property-level borrowings	47,993	26,657	21,336	110,745	76,131	34,614
Convertible debentures	—	1,804	(1,804)	—	6,732	(6,732)
Due to Affiliate	4,245	4,313	(68)	12,777	12,938	(161)
Amortization of deferred financing costs, discounts and lease obligations	5,058	4,265	793	13,703	12,654	1,049
Total interest expense	$60,094	$38,561	$21,533	$142,812	$112,032	$30,780

Weighted average interest rate	3.72%	2.93%	0.79%	3.20%	2.86%	0.34%

Interest expense was $60.1 million for the three months ended September 30, 2022, an increase of $21.5 million compared to $38.6 million for the same period last year. The variance is primarily attributable to:

•An increase of $21.3 million in interest expense on property-level borrowings, driven by incremental net debt of $1.7 billion incurred to support the expansion of the single-family rental portfolio and an increase of 0.79% in the weighted average interest rate (in Q3 2022 vs. Q3 2021) resulting from higher benchmark interest rates. A continued increase in the Company's weighted average interest rate in the coming quarters is anticipated as benchmark interest rates have risen subsequent to quarter-end and new financings are expected to be obtained at higher prevailing interest rates.

•An increase of $1.3 million in interest expense on corporate borrowings, resulting from higher utilization of the corporate credit facility to fund growth of the single-family rental portfolio, in addition to an increase in the benchmark interest rate as discussed above.

•A partially offsetting decrease of $1.8 million in interest expense on convertible debentures as the previously outstanding 2022 convertible debentures were redeemed in full by the Company on September 9, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Interest expense was $142.8 million for the nine months ended September 30, 2022, an increase of $30.8 million compared to $112.0 million in the prior year. The variance is primarily attributable to the year-over-year increase in property-level and corporate borrowings, offset by the redemption in full of the convertible debentures, as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain on rental properties	$107,166	$362,285	$(255,119)	$802,573	$728,899	$73,674

Fair value gain on single-family rental properties was $107.2 million for the three months ended September 30, 2022, a decrease of $255.1 million compared to $362.3 million for the same period last year. For the nine months ended September 30, 2022, the fair value gain totaled $802.6 million, an increase of $73.7 million from the prior year. The fair value of single-family rental homes is determined primarily by using the Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), where applicable. Refer to Note 4 in the Interim Financial Statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty in the third quarter of 2022 have led to a deceleration in home prices and in some cases, a decline in certain markets. HPI growth in the quarter was 1.5% (6.0% annualized), net of capital expenditures, compared to 7.0% (28.0% annualized) in the same period in the prior year, driving lower fair value gains. Management expects home prices to continue to moderate in the near future.

Fair value gain (loss) on derivative financial instruments and other liabilities

The following table presents the fair value gain (loss) on derivative financial instruments and other liabilities for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain (loss) on derivative financial instruments and other liabilities	$31,866	$(68,747)	$100,613	$158,991	$(147,394)	$306,385

For the three months ended September 30, 2022, the fair value adjustment on derivative financial instruments and other liabilities changed by $100.6 million to a gain of $31.9 million compared to a loss of $68.7 million in the same period in the prior year. The fair value gain on derivative financial instruments in the third quarter was primarily driven by a $28.4 million gain on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. A decrease in Tricon's share price, on a USD-converted basis, served to reduce the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. In addition, there was an increase in value on the Company's interest rate caps of $3.4 million (2021 - nil) attributable to increases in the underlying benchmark interest rates.

Included in the fair value loss for the three months ended September 30, 2021 was the fair value loss on the derivatives associated with the preferred units of Tricon PIPE LLC and the 2022 convertible debentures. As noted above, the 2022 convertible debentures were redeemed in full in September 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the nine months ended September 30, 2022, the fair value gain on derivative financial instruments and other liabilities increased by $306.4 million to $159.0 million compared to a $147.4 million loss in the same period in the prior year, for the same reasons discussed above.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(42,318)	$(67,015)	$24,697	$(246,553)	$(142,402)	$(104,151)

For the three months ended September 30, 2022, the change in fair value of limited partners' interests in the single-family rental business was $42.3 million compared to $67.0 million for the same period in the prior year, representing a decrease of $24.7 million. This variance is primarily attributable to a $32.7 million decrease in the limited partners' share of the fair value gain on rental properties, as well as incremental interest and other expenses of $17.9 million, partially offset by NOI growth of $25.9 million.

For the nine months ended September 30, 2022, the change in fair value of limited partners' interests in the single-family rental business was $246.6 million compared to $142.4 million for the same period in the prior year, representing an increase of $104.2 million. This increase primarily reflects additional income earned from SFR JV-1 and SFR JV-2 during the year that is attributable to the Company's joint venture partners. The higher income was driven by an $88.0 million increase in the limited partners' share of the fair value gain on rental properties and a $61.8 million increase in NOI, which were partially offset by a $45.6 million increase in interest and other expenses.

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three and nine months ended September 30, 2022 and 2021.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income tax recovery (expense) - current	$29,860	$(415)	$30,275	$28,294	$44,042	$(15,748)
Income tax expense - deferred	(72,087)	(66,745)	(5,342)	(183,578)	(180,976)	(2,602)
Income tax expense from continuing operations	$(42,227)	$(67,160)	$24,933	$(155,284)	$(136,934)	$(18,350)

For the three months ended September 30, 2022, income tax expense from continuing operations was $42.2 million, a decrease of $24.9 million compared to $67.2 million in the same period in the prior year. This variance is driven by an increase in tax recovery through the Company's planned utilization of tax losses carried forward from prior years. The Company intends to use these losses to largely offset cash taxes triggered by the divestiture of its remaining 20% interest in the U.S. multi-family rental portfolio, which was completed subsequent to quarter-end (see Section 3.3.).

For the nine months ended September 30, 2022, income tax expense from continuing operations was $155.3 million, an increase of $18.4 million compared to $136.9 million in the prior year. There was a current income tax recovery of $28.3 million in the current period attributable to the transaction described above. The comparative period also included a similar and larger recovery benefit as the Company crystallized tax losses to offset cash taxes triggered by the sale of its 80% interest in the U.S. multi-family portfolio in the first quarter of 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Net (loss) income from discontinued operations and assets held for sale

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Tricon's share of net income from U.S. multi-family rental properties	$2,277	$27,539	$(25,262)	$37,889	$41,194	$(3,305)
Loss before income taxes from discontinued operations previously recorded(1)	—	—	—	—	(77,224)	77,224
Income tax expense - current	(45,094)	—	(45,094)	(45,094)	(46,502)	1,408
Income tax recovery - deferred	40,482	—	40,482	40,482	56,164	(15,682)
Net (loss) income from discontinued operations	$(2,335)	$27,539	$(29,874)	$33,277	$(26,368)	$59,645
(1) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021.
During the current period, the Company actively marketed its U.S. multi-family rental portfolio with the intent to divest its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company's equity accounted investment in U.S. multi-family rental properties was classified as assets held for sale as at September 30, 2022. Subsequent to quarter-end, the Company closed the divestiture transaction (see Section 3.3).

The transaction resulted in a net $4.6 million tax expense recognized in the three months ended September 30, 2022, achieved through the reversal of the deferred tax liability associated with the remaining ownership interest in the portfolio. The deferred tax liability base has been built up through recorded fair value gains since the Company's disposition of its 80% interest in the portfolio on March 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	$11,103,970	$7,978,396
Equity-accounted investments in multi-family rental properties	19,655	199,285
Equity-accounted investments in Canadian residential developments	95,967	98,675
Canadian development properties	130,978	133,250
Investments in U.S. residential developments	134,406	143,153
Restricted cash	194,057	123,329
Goodwill	29,726	29,726
Deferred income tax assets	78,847	96,945
Intangible assets	7,638	9,324
Other assets	93,129	84,749
Derivative financial instruments	7,588	363
Total non-current assets	11,895,961	8,897,195

Current assets
Cash	141,919	176,894
Amounts receivable	118,485	41,582
Prepaid expenses and deposits	37,193	32,946
Assets held for sale	212,788	—
Total current assets	510,385	251,422
Total assets	$12,406,346	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	$5,173,379	$3,662,628
Due to Affiliate	255,498	256,362
Derivative financial instruments	75,036	230,305
Deferred income tax liabilities	589,592	461,689
Limited partners' interests in single-family rental business	1,648,275	947,452
Long-term incentive plan	23,793	21,431
Performance fees liability	35,697	48,358
Other liabilities	29,326	28,958
Total non-current liabilities	7,830,596	5,657,183

Current liabilities
Amounts payable and accrued liabilities	198,210	102,954
Resident security deposits	72,359	56,785
Dividends payable	15,878	15,821
Current portion of long-term debt	480,321	254,805
Current portion of long-term incentive plan	4,744	—
Current portion of performance fees liability	45,189	—
Total current liabilities	816,701	430,365
Total liabilities	8,647,297	6,087,548

Equity
Share capital	2,126,958	2,114,783
Contributed surplus	24,199	22,790
Cumulative translation adjustment	3,128	22,842
Retained earnings	1,599,534	893,379
Total shareholders' equity	3,753,819	3,053,794
Non-controlling interest	5,230	7,275
Total equity	3,759,049	3,061,069
Total liabilities and equity	$12,406,346	$9,148,617

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions	2,109,793	1,835,235
Capital expenditures	258,387	198,602
Fair value adjustments	802,573	990,575
Dispositions	(45,179)	(1,367,934)
Balance, end of period	$11,103,970	$7,978,396

Rental properties increased by $3.1 billion to $11.1 billion as at September 30, 2022, from $8.0 billion as at December 31, 2021. The increase was driven by:

•Acquisition of 6,412 single-family rental homes for $2.1 billion, partially offset by the disposition of 153 properties with an aggregate carrying value of $45.2 million.

•Capital expenditures of $258.4 million, of which $198.8 million was attributable to the renovation of recently acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $802.6 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company’s Sun Belt markets that contributed to significant home price appreciation in the first half of the year. Home price appreciation decelerated in the third quarter of 2022 as a result of rising interest rates and uncertain economic conditions.

Equity-accounted investments in multi-family rental properties

As at December 31, 2021, the Company’s equity-accounted investments in multi-family rental properties included a 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, as well as a 15% investment in The Selby. During the current period, the Company classified its equityaccounted investment in U.S. multi-family rental properties as held for sale (Sections 3.1 and 3.3).

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(3,644)	(4,428)
Income from equity-accounted investments in multi-family rental properties(1)	38,388	75,333
Transfer of equity-accounted investment in U.S. multi-family rental properties to assets held for sale	(212,788)	$—
Translation adjustment	(1,586)	119
Balance, end of period	$19,655	$199,285
(1) Of the $38,388 income from equity-accounted investments earned during the year, $37,889 was attributable to U.S. multi-family rental properties and reclassified as income from discontinued operations (see Sections 3.1 and 3.3).

Equity-accounted investments in multi-family rental properties decreased by $179.6 million to $19.7 million as at September 30, 2022 compared to $199.3 million as at December 31, 2021. The decrease was primarily attributable

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

to the transfer of the equity-accounted investment in U.S. multi-family rental properties to assets held for sale (see Sections 3.1 and 3.3).

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	8,776	12,748
Fair value adjustments	(440)	10,098
Translation adjustment	(10,608)	386
Balance, end of period	$130,978	$133,250

Canadian development properties decreased by $2.3 million to $131.0 million as at September 30, 2022 compared to $133.3 million as at December 31, 2021. The decrease was primarily driven by an unfavorable foreign exchange translation adjustment of $10.6 million resulting from the weaker Canadian dollar, and an unfavorable fair value adjustment of $0.4 million, partially offset by $8.8 million of development expenditures attributable to the ongoing construction at The James.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	10,165	6,706
Distributions	(31,899)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments	12,987	31,726
Balance, end of period	$134,406	$143,153

Investments in U.S. residential developments decreased by $8.7 million to $134.4 million as at September 30, 2022 compared to $143.2 million as at December 31, 2021. The decrease was primarily driven by distributions of $31.9 million from maturing assets within the legacy for-sale housing portfolio. This decrease was partially offset by advances of $10.2 million made to the Company's built-to-rent Investment Vehicles as communities within these vehicles entered the early stages of development, and investment income of $13.0 million generated from strong project performance during the period.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the nine months ended September 30, 2022 and the year ended December 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances	11,739	30,089
Distributions	(10,353)	(14,772)
Income from equity-accounted investments in Canadian residential developments	3,508	8,200
Translation adjustment	(7,602)	203
Balance, end of period	$95,967	$98,675
Equity-accounted investments in Canadian residential developments decreased by $2.7 million to $96.0 million as at September 30, 2022 compared to $98.7 million as at December 31, 2021. The decrease was primarily driven by distributions of $10.4 million received from the Company's divestiture of two-thirds of its original 30% ownership in Queen & Ontario to its institutional partner (see Section 4.2.2), as well as an unfavorable foreign exchange translation adjustment of $7.6 million. This decrease was partially offset by advances of $11.7 million to finance the acquisition of the Symington development project and other development activities across the portfolio, as well as $3.5 million of income attributed to a fair value gain recognized at The Ivy as a result of achieving key development milestones.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	September 30, 2022	December 31, 2021	Variance

Single-family rental properties borrowings	$5,496,815	$3,906,482	$1,590,333
Canadian development properties borrowings	11,207	34,207	(23,000)
Corporate borrowings	194,661	13,962	180,699
	$5,702,683	$3,954,651	$1,748,032
Transaction costs (net of amortization)	(48,223)	(36,123)	(12,100)
Debt discount (net of amortization)	(760)	(1,095)	335
Total debt per balance sheet(1)	$5,653,700	$3,917,433	$1,736,267
Cash and restricted cash	(335,976)	(300,223)	(35,753)
Net debt(2)	$5,317,724	$3,617,210	$1,700,514
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $1.7 billion to $5.3 billion as at September 30, 2022, from $3.6 billion as at December 31, 2021. The variance was primarily attributable to:

•An increase of $1.6 billion in single-family rental properties borrowings driven by incremental net debt borrowed to finance the acquisition of 6,412 homes.

•An increase of $180.7 million in corporate borrowings to support the growth of the single-family rental business.

•An increase in cash and restricted cash of $35.8 million, partially offsetting the net debt balance, driven by an increase in restricted cash reserved for the upcoming property tax payments for the rental properties.

•A partially offsetting decrease of $23.0 million in Canadian development properties borrowings, attributable to the full repayment of a land loan prior to its maturity.

The weighted average interest rate applicable to debt owed by the Company as at September 30, 2022 was 3.20%. The following table summarizes the debt structure and leverage position as at September 30, 2022:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed	$3,752,660	65.8%	3.10%	4.0
Floating	1,950,023	34.2%	3.37%	2.1
Total/Weighted average	$5,702,683	100.0%	3.20%	3.3

During the third quarter of 2022, the Company engaged in a significant amount of financing activities, as follows.

•On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of $348.0 million, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.

•On August 22, 2022, the Company amended its corporate credit facility agreement to extend the maturity date to June 30, 2025 and transition to Secured Overnight Financing Rate ("SOFR") as the reference rate. As part of the corporate credit facility amendment, the Company designated $35.0 million to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments.

•On August 24, 2022, the Company amended the terms of its existing single-family rental term loan facility. The maturity date of the term loan was extended from October 24, 2022 to October 24, 2023, with the option to extend for another year, subject to lender approval. The reference rate was transitioned to SOFR and the loan included a SOFR interest rate cap of 5.50%.

•On September 1, 2022, SFR JV-2 entered into a new delayed draw term loan facility with a total commitment of $200.0 million, a term to maturity of five years and a fixed rate of 5.39%. The initial loan proceeds were used to refinance existing short-term SFR JV-2 debt and to fund acquisitions of rental properties.

As at September 30, 2022, Tricon's near-term debt maturities included two subscription facilities of $469.0 million pertaining to Tricon's single-family rental joint ventures, as well as a mortgage of $10.9 million related to the Company's Canadian residential developments. The Company refinanced the mortgage on October 27, 2022 to a new facility maturing in 2025 and intends to exercise available options to extend the applicable maturity dates of the subscription facilities, subject to lender approval, prior to their maturities in the second and third quarters of 2023.

Tricon's debt maturities as at September 30, 2022 are presented below, assuming the exercise of all extension options.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

* Reflects the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

3.3    Subsequent events

SFR financing transaction

On October 7, 2022, SFR JV-2 entered in to a new term loan facility with a total commitment of $500 million, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month SOFR plus 2.10% (subject to a SOFR cap of 4.55%) and is secured initially by a pool of 1,962 single-family rental properties. The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.

Normal course issuer bid

On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023.

U.S. multi-family portfolio sale

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio for gross proceeds of approximately $315 million, including approximately $100 million of performance fees (half of which are payable to participants in the Company's Long-Term Incentive Plan and management co-investment plans). The Company used the net proceeds primarily to repay outstanding debt on its

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

corporate credit facility, and strengthen its balance sheet flexibility to pursue future growth opportunities in its core single-family rental business.

The Shops of Summerhill mortgage refinancing

On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16.0 million (C$21.8 million) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill property. The Company used the loan proceeds to pay off the existing facility and repatriated $5.1 million (C$6.8 million) of excess proceeds.

Quarterly dividend

On November 8, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2023 to shareholders of record on December 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company’s single-family rental business continued to benefit from favorable demographic shifts driving new household formation as well as strong population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

The Company achieved strong operating performance, including high same home occupancy of 97.9% and same home blended rent growth of 8.4% during the quarter (comprised of 16.3% growth on new move-ins as well as 6.6% growth on renewals). Rent growth on new move-ins was driven by strong demand and a scarcity of homes available for rent, although the pace of growth has tempered from the peak reached in the summer months. The Company has also gradually increased renewal rents over time, balancing strong market rate appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as part of its ESG policy of encouraging increased resident tenure.

Hurricane Ian update

On September 28, 2022, Hurricane Ian made landfall as a Category 4 hurricane in southwest Florida and impacted approximately 950 of Tricon's single-family rental homes across the Tampa, Orlando and Jacksonville markets. Tricon responded swiftly to the impact of the hurricane by mobilizing field personnel to assess property conditions and complete repairs, while remaining focused on employees’ and residents’ safety and well-being. Based on assessments completed to date, the Company estimates total property damage of approximately $3.0 million, of which $1.2 million is expected to be covered by insurance. Tricon’s rental properties are insured under property and casualty insurance policies, subject to certain deductibles and limits.

Acquisitions update

The Company acquired 1,988 homes during the quarter at an average cost of $352,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $700 million (of which Tricon's proportionate share was approximately $213 million). The average acquisition cost per home of $352,000 increased by 12.8% year-over-year from $312,000 in Q3 2021, which was attributable to the expansion of the acquisition program to more expensive markets and year-over-year home price appreciation. With that being said, the average acquisition cost per home decreased by 3.3% from $364,000 in the second quarter of 2022, as home prices have moderated recently amidst rising interest rates and increasing economic uncertainty. Given significantly higher financing costs, Tricon has elected to further reduce its pace of acquisitions and expects to acquire approximately 850 homes in the

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

fourth quarter and to potentially slow acquisitions even further in 2023 (see "Forward-looking statements" on page 1).

In the nine months ended September 30, 2022, the Company acquired 6,412 homes at an average cost of $355,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $2.3 billion (of which Tricon's proportionate share was approximately $689 million).

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the periods ended September 30	Three months			Nine months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	14,894	15,201	(307)	14,894	15,201	(307)
SFR JV homes	20,368	11,986	8,382	20,368	11,986	8,382
Rental homes	35,262	27,187	8,075	35,262	27,187	8,075

Occupancy	94.0%	93.7%	0.3%	93.9%	95.7%	(1.8%)
Average monthly rent	$1,714	$1,539	$175	$1,669	$1,512	$157
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the periods ended September 30	Three months				Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance	2022	2021	Variance	% Variance

Rental revenue(1)	$99,714	$81,882	$17,832	21.8%	$283,674	$234,973	$48,701	20.7%
Other revenue(1)(2)	5,324	4,077	1,247	30.6%	15,775	10,821	4,954	45.8%
Total revenue from rental properties	105,038	85,959	19,079	22.2%	299,449	245,794	53,655	21.8%

Property taxes	16,327	12,846	3,481	27.1%	47,016	37,381	9,635	25.8%
Repairs and maintenance	5,009	4,934	75	1.5%	14,985	13,231	1,754	13.3%
Turnover(2)	1,029	1,766	(737)	(41.7%)	3,402	5,274	(1,872)	(35.5%)
Property management expenses	6,680	5,572	1,108	19.9%	19,052	16,039	3,013	18.8%
Property insurance	1,326	1,240	86	6.9%	3,905	3,621	284	7.8%
Marketing and leasing	333	252	81	32.1%	901	736	165	22.4%
Homeowners' association (HOA) costs	1,444	1,203	241	20.0%	3,879	3,389	490	14.5%
Other direct expenses	1,569	1,529	40	2.6%	4,510	3,822	688	18.0%
Total direct operating expenses	33,717	29,342	4,375	14.9%	97,650	83,493	14,157	17.0%

Net operating income (NOI)(3)	$71,321	$56,617	$14,704	26.0%	$201,799	$162,301	$39,498	24.3%
Net operating income (NOI) margin(3)	67.9%	65.9%			67.4%	66.0%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $857 and $2,475 for the three and nine months ended September 30, 2021, respectively, which were previously recorded as a reduction in turnover expense, have been reclassified to other revenue.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total portfolio NOI increased by $14.7 million or 26.0% to $71.3 million in the third quarter of 2022 compared to $56.6 million in the third quarter of 2021, as revenue expansion outpaced expense growth.

Rental revenue increased by $17.8 million or 21.8% during the quarter, driven primarily by an 11.4% increase in the average monthly rent ($1,714 in Q3 2022 vs. $1,539 in Q3 2021) and 9.7% portfolio growth (Tricon’s proportionate share of rental homes was 21,372 in Q3 2022 compared to 19,477 in Q3 2021). Other revenue also increased by

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

$1.2 million as a result of a larger rental portfolio coupled with growth in ancillary revenue earned on services provided to residents such as smart-home technology and renters insurance. Higher new lease application and administrative fees also contributed to a meaningful increase in other revenue.

Direct operating expenses increased by $4.4 million or 14.9% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased property management costs reflecting a tighter labor market. These increases were partially offset by a decrease in turnover expense attributable to a lower turnover rate.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2020 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 8.4% (including 16.3% on new leases and 6.6% on renewals), accompanied by a 0.3% increase in occupancy to 97.9% from 97.6% recorded in the same period in 2021. While management expects rent growth to decelerate over time, the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated by management to be approximately 15 to 20% of market rents), will likely drive healthy rent growth for the next few quarters (see “Forward-looking statements” on page 1). The Company's continued focus on resident retention has been essential in achieving lower annualized turnover of 18.6% compared to 20.8% in the same period of the prior year. These KPIs are defined in Section 6.

For the periods ended September 30	Three months			Nine months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	14,057	14,057	—	14,057	14,057	—
SFR JV homes	5,734	5,734	—	5,734	5,734	—
Rental homes	19,791	19,791	—	19,791	19,791	—

Occupancy	97.9%	97.6%	0.3%	98.1%	97.5%	0.6%
Annualized turnover rate	18.6%	20.8%	(2.2%)	16.2%	22.2%	(6.0%)

Average monthly rent	$1,656	$1,535	$121	$1,623	$1,507	$116

Average rent growth - renewal	6.6%	5.0%	1.6%	6.5%	4.6%	1.9%
Average rent growth - new move-in	16.3%	20.5%	(4.2%)	17.9%	16.5%	1.4%
Average rent growth - blended	8.4%	9.3%	(0.9%)	8.4%	8.0%	0.4%
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the three months ended September 30
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$76,164		$70,597		$5,567	7.9%
Other revenue(1)	3,503		3,281		222	6.8%
Total revenue from rental properties	$79,667	100.0%	$73,878	100.0%	$5,789	7.8%

Property taxes	12,766	16.0%	11,021	14.9%	1,745	15.8%
Repairs and maintenance	3,993	5.0%	4,384	5.9%	(391)	(8.9%)
Turnover	759	1.0%	1,629	2.2%	(870)	(53.4%)
Property management expenses	4,309	5.4%	4,009	5.4%	300	7.5%
Property insurance	1,087	1.4%	1,039	1.4%	48	4.6%
Marketing and leasing	126	0.2%	162	0.2%	(36)	(22.2%)
Homeowners' association (HOA) costs	979	1.2%	1,004	1.4%	(25)	(2.5%)
Other direct expenses	1,037	1.3%	1,095	1.5%	(58)	(5.3%)
Total direct operating expenses	25,056		24,343		713	2.9%

Net operating income (NOI)(2)	$54,611		$49,535		$5,076	10.2%
Net operating income (NOI) margin(2)	68.5%		67.0%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the nine months ended September 30
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$224,871		$206,985		$17,886	8.6%
Other revenue(1)	10,306		9,086		1,220	13.4%
Total revenue from rental properties	$235,177	100.0%	$216,071	100.0%	$19,106	8.8%

Property taxes	37,625	16.0%	32,923	15.2%	4,702	14.3%
Repairs and maintenance	12,180	5.2%	11,899	5.5%	281	2.4%
Turnover	2,563	1.1%	4,996	2.3%	(2,433)	(48.7%)
Property management expenses	13,088	5.6%	12,027	5.6%	1,061	8.8%
Property insurance	3,182	1.4%	3,093	1.4%	89	2.9%
Marketing and leasing	320	0.1%	529	0.2%	(209)	(39.5%)
Homeowners' association (HOA) costs	2,823	1.2%	2,869	1.3%	(46)	(1.6%)
Other direct expenses	2,963	1.3%	2,848	1.3%	115	4.0%
Total direct operating expenses	74,744		71,184		3,560	5.0%

Net operating income (NOI)(2)	$160,433		$144,887		$15,546	10.7%
Net operating income (NOI) margin(2)	68.2%		67.1%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.8 million or 7.8% to $79.7 million in the third quarter of 2022 compared to $73.9 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $76.2 million compared to $70.6 million in the comparative period, representing an increase of 7.9%. This favorable variance was primarily attributable to an increase of 7.9% in the average monthly rent per occupied home ($1,656 in Q3 2022 compared to $1,535 in Q3 2021), as well as a 0.3% increase in occupancy from 97.6% to 97.9%.

•Other revenue – Other revenue was $3.5 million compared to $3.3 million in the third quarter of 2021, an increase of 6.8%. This growth was driven by the Company’s smart-home technology initiative and higher resident enrollment in its renters insurance program. Tricon continues to roll out its smart-home package

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

into newly acquired and turned homes, offering residents convenient keyless access, smart thermostats, and a suite of in-home sensors (47% of homes within the same home portfolio were smart-home enabled in Q3 2022 compared to 36% in Q3 2021). The growth in other revenue is also attributable to higher lease application fees and administrative fees driven by strong leasing demand.

Same home operating expenses increased by $0.7 million or 2.9% to $25.1 million in the third quarter of 2022 from $24.3 million during the same period in 2021. The variance is largely attributable to the following:

•Property taxes – Property taxes were $12.8 million compared to $11.0 million in the prior-year period, an increase of 15.8%, reflecting significant year-over-year home price appreciation as well as lower property tax being accrued in the comparative period. The Company’s property tax expense was trued up in the latter half of the year in 2021 based on assessed results. The current period's tax accrual was based on 2021 assessments, calibrated for anticipated home price appreciation projections. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $4.0 million compared to $4.4 million in the comparative period, a decrease of 8.9%. In the third quarter of 2022, the Company experienced a larger number of work orders that were capital-intensive in nature, such as roof and HVAC replacements, which were capitalized rather than expensed.

•Turnover – Turnover expense was $0.8 million compared to $1.6 million in the comparative period, a decrease of 53.4%. This favorable variance was attributable to a lower annualized turnover rate of 18.6% (compared to 20.8% in Q3 2021), and increased capital improvements on turned homes given the longer resident tenure, which lowered the amount of expensed activities during the average turn.

•Property management expenses – Property management expenses were $4.3 million compared to $4.0 million in the comparative period, an increase of 7.5%, reflecting inflationary pressures and higher costs driven by a tighter labor market.

Same home NOI increased by 10.2% to $54.6 million in the third quarter of 2022 compared to $49.5 million in the third quarter of 2021 as revenue growth outpaced expense growth. Concurrently, the same home NOI margin increased to a record 68.5% in the third quarter of 2022 compared to 67.0% in the same period in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that nine other properties in downtown Toronto are currently under development and are discussed in Section 4.2.2). During the third quarter of 2022, the Company actively marketed its U.S. multi-family rental portfolio with the intent to divest its remaining 20% equity interest. Accordingly, the Company's ownership of this portfolio was classified as assets held for sale as at September 30, 2022 (see Section 3.1). The Company successfully closed the sale transaction on October 18, 2022 (see Section 3.3).

U.S. multi-family rental

The Company's U.S. multi-family rental business maintained strong operational performance in the third quarter of 2022 driven by robust leasing demand in the U.S. Sun Belt. As a result, the portfolio achieved solid blended rent growth of 14.6% (including new rent growth of 17.0%) and occupancy of 95.5%.

For the periods ended September 30	Three months			Nine months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Number of properties	23	23	—	23	23	—
Number of units	7,289	7,289	—	7,289	7,289	—

Occupancy	95.5%	96.7%	(1.2%)	95.6%	95.6%	—%
Annualized turnover rate	51.7%	47.1%	4.6%	45.4%	46.8%	(1.4%)

Average monthly rent	$1,446	$1,268	$178	$1,393	$1,235	$158

Average rent growth - renewal	12.9%	8.7%	4.2%	13.2%	6.1%	7.1%
Average rent growth - new move-in	17.0%	21.8%	(4.8%)	18.3%	11.7%	6.6%
Average rent growth - blended	14.6%	14.4%	0.2%	15.3%	8.9%	6.4%

For the three months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$6,834	$6,128	$706	11.5%
Total direct operating expenses	2,675	2,494	181	7.3%

Net operating income (NOI)(1),(2)	$4,159	$3,634	$525	14.4%
Net operating income (NOI) margin(1),(2)	60.9%	59.3%

For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$19,873	$17,643	$2,230	12.6%
Total direct operating expenses	7,863	7,293	570	7.8%

Net operating income (NOI)(1),(2)	$12,010	$10,350	$1,660	16.0%
Net operating income (NOI) margin(1),(2)	60.4%	58.7%
Note: Given that the unit count did not change from 2021 to 2022, this is also the "Same Property" portfolio.
(1) Results reflect Tricon's 20% ownership in the portfolio.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the three months ended September 30, 2022, NOI increased by $0.5 million or 14.4% year-over-year to $4.2 million, primarily attributable to a $0.7 million or 11.5% growth in rental revenue. This favorable revenue variance was driven by a 14.0% increase in average monthly rent per occupied unit ($1,446 in Q3 2022 vs. $1,268 in Q3 2021), partially offset by a 1.2% decrease in occupancy.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Direct operating expenses increased by $0.2 million or 7.3% year-over-year from $2.5 million to $2.7 million, primarily attributable to (i) increased other direct costs related to the continued rollout of renters insurance and package locker amenity programs (recovered through other rental revenue), and (ii) higher property management costs owing to a competitive labor market.

Canadian multi-family rental - The Selby

The Selby achieved record occupancy of 98.6% in the third quarter of 2022, benefiting from strong post-pandemic economic activity along with a scarcity of high-quality rental housing in downtown Toronto. These market conditions also supported higher leasing demand and record blended rent growth of 23.0% (reflecting a combination of higher market rents and the removal of substantial leasing concessions prevalent during the COVID-19 pandemic). Net operating income for the quarter was $0.3 million, an increase of $0.1 million or 67.0% compared to the same period in the prior year, as a result of these aforementioned factors.

For the periods ended September 30	Three months			Nine months
(in Canadian dollars)	2022	2021	Variance	2022	2021	Variance

Number of properties	1	1	—	1	1	—
Number of units	500	500	—	500	500	—

Occupancy	98.6%	95.4%	3.2%	98.2%	88.2%	10.0%
Annualized turnover rate	39.2%	40.0%	(0.8%)	31.5%	35.2%	(3.7%)

Average monthly rent(1)	$2,604	$2,401	$203	$2,516	$2,507	$9

Average rent growth - renewal	20.3%	(6.8%)	27.1%	17.4%	(6.1%)	23.5%
Average rent growth - new move-in	28.1%	(16.2%)	44.3%	17.6%	(18.7%)	36.3%
Average rent growth - blended	23.0%	(12.1%)	35.1%	17.5%	(13.5%)	31.0%

For the three months ended September 30
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$628		$477		$151	31.7%
Total direct operating expenses	238		249		(11)		(4.4)%

Net operating income (NOI)(1),(2)		$390		$228		$162	71.1%
Net operating income (NOI) margin(2)	62.1%		47.7%
Net operating income (NOI)(1),(2)	US$	299	US$	179	US$	120	67.0%

For the nine months ended September 30
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$1,827		$1,461		$366	25.1%
Total direct operating expenses	687		680		7		1.0%

Net operating income (NOI)(1),(2)		$1,140		$781		$359	46.0%
Net operating income (NOI) margin(2)	62.4%		53.5%
Net operating income (NOI)(1),(2)	US$	889	US$	624	US$	265	42.5%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, (ii) built-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Canadian residential developments	$214,377	$204,129
U.S. residential developments	134,406	143,153

Net investments in residential developments	$348,783	$347,282

Net investments in residential developments as a % of total real estate assets	3%	4%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with nine projects totaling 4,280 units under construction or in pre-construction as at September 30, 2022. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the residential development business segment to Tricon’s multi-family rental business segment.

Subsequent to quarter-end, The Taylor welcomed its first residents to the 36-story, 286-unit mixed-use rental community at the heart of Toronto's entertainment district. Leasing demand has been robust, with 23% of the building already pre-leased at average rental rates of C$4.33 per square foot per month.

As at September 30, 2022, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $214.4 million. The following table summarizes the net assets by stage of development.

	September 30, 2022				December 31, 2021
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction(3)	$19,015	$(14,826)	$177	$4,366	$15,800	$(13,553)	$(24)	$2,223
Projects under construction(3)	326,785	(132,570)	(10,194)	184,021	316,562	(147,142)	3,438	172,858
Stabilized commercial property(4)	35,167	(10,914)	1,737	25,990	39,401	(12,113)	1,755	29,043
Disposed project(5)	—	—	—	—	—	—	5	5
Total	$380,967	$(158,310)	$(8,280)	$214,377	$371,763	$(172,808)	$5,174	$204,129

Equity-accounted investments in Canadian residential developments	$249,989	$(147,103)	$(6,919)	$95,967	$238,513	$(138,609)	$(1,229)	$98,675
Canadian development properties, net of debt	130,978	(11,207)	(1,361)	118,410	133,250	(34,199)	6,403	105,454
Total	$380,967	$(158,310)	$(8,280)	$214,377	$371,763	$(172,808)	$5,174	$204,129
(1) Tricon's share of debt and lease obligations of $158,310 (December 31, 2021 - $172,808) consists of $123,773 of land and construction loans (net of deferred financing fees) and $34,537 of lease obligations under ground leases (December 31, 2021 - $135,906 and $36,902, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) The Company started construction on the Queen & Ontario project in Q2 2022. Comparative figures have been reclassified to show the current status of the project as under construction.
(4) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.
(5) On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System ("ASRS") which have a total equity commitment of $950 million, including a $150 million co-investment from Tricon and $800 million from ASRS. As a follow-on to its first joint venture, THPAS JV-1, the Company closed its second joint venture, THPAS Development JV-2, with ASRS during the second quarter of this year. The total portfolio comprising both joint venture partnerships currently consists of 1,896 build-to-rent units under development across twelve communities in Texas, California and Nevada. Pursuant to its agreements with ASRS, Tricon will increase its ownership interest in the developed communities within THPAS Development JV-2 to 50% following their stabilization. These investments in single-family rental communities represent $14.2 million of Tricon’s $134.4 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $120.2 million of Tricon’s $134.4 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets but are expected to generate approximately $257.1 million of net cash flow to Tricon, with the majority anticipated over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1).

During the third quarter of 2022, these assets generated $7.3 million of distributions to Tricon ($18.3 million when including the cash received from the sale of Bryson MPC Holdings LLC), of which $1.3 million was received in performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$536,937	$539,629	$134,406	$257,140
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$21,844	$159,927	$75,369	$257,140

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

4.3    Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from private funds and advisory services for the three and nine months ended September 30, 2022 and 2021, including inter-segment revenues eliminated upon consolidation.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees(1)	$3,252	$3,226	$26	$9,454	$9,333	$121
Performance fees(2)	101,242	660	100,582	110,329	5,233	105,096
Development fees(3)	5,055	5,414	(359)	17,073	16,425	648
Property management fees(4)	2,921	1,672	1,249	8,412	2,024	6,388
Revenue from private funds and advisory services	112,470	10,972	101,498	145,268	33,015	112,253

Asset management fees(5)	$2,542	$2,122	420	7,543	2,394	5,149
Property management fees(5)	5,648	4,344	1,304	18,320	6,404	11,916
Other fees(5),(6),	—	989	(989)	—	989	(989)
Fees eliminated upon consolidation(5)	8,190	7,455	735	25,863	9,787	16,076

Performance fees to be realized on sale of U.S. multi-family rental portfolio(2)	(99,865)	—	(99,865)	(99,865)	—	(99,865)

Total FFO(7) impact from fees	$20,795	$18,427	$2,368	$71,266	$42,802	$28,464
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%. Performance fees for the three months ended September 30, 2022 includes $99.9 million earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio, which occurred subsequent to quarter-end (see section 3.1). As no cash has been received during the quarter, these performance fees are not included in the Core FFO calculation for the three months ended September 30, 2022.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees, property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO.
(6) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.
(7) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides details of the total FFO impact from private funds and advisory services:

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$5,794	$5,348	$446	$16,997	$11,727	$5,270
Performance fees	1,377	660	717	10,464	5,233	5,231
Development fees	5,055	5,414	(359)	17,073	16,425	648
Property management fees	8,569	6,016	2,553	26,732	8,428	18,304
Other fees	—	989	(989)	—	989	(989)
Total FFO impact from fees	$20,795	$18,427	$2,368	$71,266	$42,802	$28,464

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Asset management fees

Tricon earns asset management fee revenue on $2.9 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter were $5.8 million compared to $5.3 million in the third quarter of 2021, primarily driven by the formation of the SFR JV-2 joint venture during the third quarter of 2021, and the formation of the THPAS Development JV-2 joint venture in the second quarter of 2022. During the quarter, the U.S multi-family rental joint venture contributed $0.5 million of asset management fees, and these fees will no longer be earned by Tricon following the divestiture of its interest in the portfolio.

Performance fees

Performance fee revenues included in FFO for the third quarter were $1.4 million, an increase of $0.7 million from $0.7 million in the comparative period, attributable to achieving hurdles of targeted returns from Tricon’s legacy for-sale housing investments. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years(1)	3 to 5 years	More than 5 years(2)	Total

Estimated future performance fees (3)	$105,000	$138,000	$40,000	$283,000
(1) The estimated future performance fees in the next 1 to 2 years have been updated to include approximately $100 million from the disposition of the Company's interests in the U.S. multi-family family rental portfolio, which occurred subsequent to quarter-end. This is materially different from previously disclosed projections because the U.S. multi-family Investment Vehicle is being dissolved well in advance of the end of its term in connection with the disposition, whereas the Company had estimated future fees in respect of the vehicle might be earned only at the end of its term after 5 years and had discounted the amount accordingly.
(2) In addition to the change in the near-term amounts described above, the remaining variance to these amounts have also been revised to reflect the estimated change in the future performance of the Company’s other Investment Vehicles.
(3) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

The Johnson Companies (“Johnson”)	$3,672	$4,205	$(533)	$12,929	$11,830	$1,099
Tricon Development Group ("TDG")	1,383	1,209	174	4,144	4,595	(451)
Development fees	$5,055	$5,414	$(359)	$17,073	$16,425	$648

Development fee revenues in the third quarter decreased by $0.4 million, as a result of a decrease in Johnson commercial land sales from 90 acres to 11 acres compared to the prior-year period. This is offset by a 23% increase in Johnson lot sales to 804 lots, along with a 4% increase in average lot prices.

Property management fees

The Company earned $8.6 million in property management fees in the quarter through its rental operating platform, representing a $2.6 million increase from the comparative period, driven primarily by acquisition fees and leasing fees generated from the SFR JV-HD and SFR JV-2 joint ventures, as well as higher fees from the full internalization of property management in the U.S. multi-family rental portfolio at the end of the third quarter of 2021. During the quarter, the U.S multi-family joint venture contributed $2.6 million of property management fees, and these fees will no longer be earned by Tricon following the divestiture of its interest in the portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and nine months ended September 30, 2022 and 2021:

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Total FFO impact from fees (excluding performance fees)	$19,418	$17,767	$1,651	$60,802	$37,569	$23,233

Salaries and benefits	(13,065)	(10,651)	(2,414)	(40,934)	(30,218)	(10,716)
Cash-based AIP expense	(4,955)	(4,178)	(777)	(16,317)	(10,884)	(5,433)
General and administration expense in Core FFO(1)	(11,936)	(8,040)	(3,896)	(34,789)	(23,768)	(11,021)
Recurring gross overhead expenses	$(29,956)	$(22,869)	$(7,087)	$(92,040)	$(64,870)	$(27,170)

Overhead expenses, net(2)	(10,538)	(5,102)	(5,436)	(31,238)	(27,301)	(3,937)

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	65%	78%	(13%)	66%	58%	8%
(1) See Appendix A for reconciliation to general and administration expense per the Company's consolidated financial statements.
(2) Overhead expenses for the three months ended September 30, 2022 were fully covered by fees when including performance fees.

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our PF&A business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at September 30, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at September 30, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	11,032	1,056,592	3,131,752	1,503,307	5,702,683
Other liabilities	—	9,546	8,907	19,165	37,618
Limited partners' interests in single-family rental business	—	—	805,428	842,847	1,648,275
Derivative financial instruments	—	—	—	75,036	75,036
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	198,210	—	—	—	198,210
Resident security deposits	72,359	—	—	—	72,359
Dividends payable	15,878	—	—	—	15,878
Total	$297,479	$1,066,138	$3,946,087	$2,735,680	$8,045,384
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at September 30, 2022, Tricon had a net working capital deficit of $306.3 million, reflecting current assets of $510.4 million, offset by current liabilities of $816.7 million. The working capital deficit primarily results from two single-family rental joint venture subscription facilities with an aggregate outstanding balance of $469.0 million maturing in the second and third quarter of 2023 (of which Tricon's proportionate share is $143.2 million). The Company intends to exercise available options to extend the applicable maturity dates, subject to lenders' approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of September 30, 2022, the outstanding amount under the corporate credit facility was $182,000 and an additional $318,000 of the corporate credit facility remained available to the Company.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 15 of the Company's Interim Financial Statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at September 30, 2022, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at September 30, 2022, there were 273,760,820 common shares issued by the Company, of which 273,155,710 were outstanding and 605,110 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 2,008,993 outstanding stock options and 2,603,575 outstanding deferred share units (DSUs).

On March 2, 2022, the Company issued 554,832 common shares in connection with the exchange of 4,675 preferred units issued by Tricon PIPE LLC. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4.7 million. As at September 30, 2022, there was $295.3 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units. Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at September 30, 2022, this equated to 34,744,118 common shares of the Company.

Subsequent to quarter-end, on October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid to repurchase up to 2,500,000 of its common shares during the twelve-month period ending on October 17, 2023 (see Section 3.3).

The following table summarizes the Company's equity capital structure at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021	Variance

Common shares outstanding	273,155,710	272,176,046	979,664
Restricted common shares	605,110	597,179	7,931
Number of basic common shares issued	273,760,820	272,773,225	987,595

Outstanding stock options	2,008,993	2,017,327	(8,334)
Outstanding deferred share units (DSUs)	2,603,575	2,847,575	(244,000)
Common shares underlying exchangeable preferred units	34,744,118	35,294,118	(550,000)

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business.These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2020, and those homes have been held in operations throughout the full periods presented in both 2021 and 2022.

Private Funds and Advisory

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

7.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company’s MD&A for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

7.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2021, and any changes thereto are described in Note 2 to the Interim Financial Statements for the three and nine months ended September 30, 2022.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2021 for details on critical accounting estimates.

7.2    Controls and procedures

Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as at September 30, 2022. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation within this framework, management has concluded that both ICFR and DC&P were effective as at September 30, 2022.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon Investment Vehicles, as well as common shares of the Company. Refer to Note 25 in the Interim Financial Statements for further details concerning the Company’s transactions with related parties.

7.4    Dividends

On November 8, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2023 to shareholders of record on December 31, 2022.

7.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.6    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company’s Annual Information Form dated March 1, 2022 and its MD&A for the year ended December 31, 2021, which are available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, contain detailed discussions of these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$116,305	$104,396	$93,273	$83,355
Total revenue from continuing operations(1), (2)	283,239	175,522	151,199	142,077
Net income from continuing operations	178,786	398,125	146,580	95,093
Net (loss) income from discontinued operations	(2,335)	18,735	16,877	31,884
Net income	176,451	416,860	163,457	126,977
Basic earnings per share from continuing operations	0.65	1.44	0.52	0.35
Basic (loss) earnings per share from discontinued operations	(0.01)	0.07	0.07	0.12
Basic earnings per share	0.64	1.51	0.59	0.47
Diluted earnings per share from continuing operations	0.49	0.79	0.52	0.34
Diluted (loss) earnings per share from discontinued operations	(0.01)	0.06	0.07	0.12
Diluted earnings per share	0.48	0.85	0.59	0.46

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020

Financial statement results
Net operating income from single-family rental properties from continuing operations	$75,704	$70,744	$66,172	$63,719
Total revenue from continuing operations(1), (2)	126,093	120,117	108,321	105,556
Net income from continuing operations	174,347	132,118	42,453	75,808
Net income (loss) from discontinued operations	27,539	14,204	(68,111)	5,670
Net income (loss)	201,886	146,322	(25,658)	81,478
Basic earnings per share from continuing operations	0.80	0.66	0.22	0.38
Basic earnings (loss) per share from discontinued operations	0.13	0.07	(0.35)	0.03
Basic earnings (loss) per share	0.93	0.73	(0.13)	0.41
Diluted earnings per share from continuing operations	0.80	0.65	0.21	0.36
Diluted earnings (loss) per share from discontinued operations	0.12	0.07	(0.35)	0.03
Diluted earnings (loss) per share	0.92	0.72	(0.14)	0.39
(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from private funds and advisory services.
(2) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$177,926	$173,306	$4,620	$720,496	$346,501	$373,995

Fair value gain on rental properties	(107,166)	(362,285)	255,119	(802,573)	(728,899)	(73,674)
Fair value loss on Canadian development properties	1,314	—	1,314	440	—	440
Fair value (gain) loss on derivative financial instruments and other liabilities	(31,866)	68,747	(100,613)	(158,991)	147,394	(306,385)
Limited partners' share of FFO adjustments	37,621	66,956	(29,335)	233,504	129,778	103,726
FFO attributable to Tricon's shareholders	$77,829	$(53,276)	$131,105	$(7,124)	$(105,226)	$98,102

Core FFO from U.S. and Canadian multi-family rental	2,479	2,038	441	7,305	11,487	(4,182)
Income from equity-accounted investments in multi-family rental properties	(169)	(18)	(151)	(499)	(178)	(321)
(Income) loss from equity-accounted investments in Canadian residential developments	(3,621)	1,909	(5,530)	(3,508)	1,885	(5,393)
Performance fees from the sale of U.S. multi-family rental portfolio(1)	(99,866)	—	(99,866)	(99,866)	—	(99,866)
Deferred income tax expense	72,087	66,745	5,342	183,578	180,976	2,602
Current tax impact on sale of U.S. multi-family rental portfolio (Sections 3.1 and 3.3)	(29,835)	—	(29,835)	(29,835)	(44,502)	14,667
Interest on convertible debentures	—	1,804	(1,804)	—	6,732	(6,732)
Interest on Due to Affiliate	4,245	4,313	(68)	12,777	12,938	(161)
Amortization of deferred financing costs, discounts and lease obligations	5,058	4,265	793	13,703	12,654	1,049
Equity-based, non-cash and non-recurring compensation(2)	7,539	2,535	5,004	46,333	10,212	36,121
Other adjustments(3)	10,657	7,828	2,829	17,583	19,413	(1,830)
Core FFO attributable to Tricon's shareholders	$46,403	$38,143	$8,260	$140,447	$106,391	$34,056

Recurring capital expenditures(4)	(11,221)	(7,140)	(4,081)	(30,877)	(21,345)	(9,532)
AFFO attributable to Tricon's shareholders	$35,182	$31,003	$4,179	$109,570	$85,046	$24,524

Core FFO payout ratio(5)	34%	33%	1%	34%	33%	1%
AFFO payout ratio(5)	45%	40%	5%	43%	41%	2%

Weighted average shares outstanding - diluted	311,910,445	264,874,216	47,036,229	312,023,897	255,505,229	56,518,668
(1)Performance fees for the three and nine months ended September 30, 2022 includes $99.9 million earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio, which occurred subsequent to quarter-end (see section 3.1). As no cash has been received during the quarter, these performance fees are not included in the FFO calculation for the three months ended September 30, 2022.
(2) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. No payments were made for the three and nine months ended September 30, 2022 and September 30, 2021.
(3) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Transaction costs	$3,658	$3,793	$(135)	$11,359	$9,430	$1,929
Loss on debt modification and extinguishment	6,816	3,497	3,319	6,816	3,497	3,319
Amortization and depreciation expense	3,853	3,812	41	10,844	9,311	1,533
Realized and unrealized foreign exchange (gain) loss	(623)	(13)	(610)	(662)	2,527	(3,189)
Lease payments on right-of-use assets	(676)	(650)	(26)	(1,935)	(1,823)	(112)
Core FFO adjustments to income from investments in U.S. residential developments	(34)	(890)	856	(484)	426	(910)
Non-controlling interest's share of Core FFO adjustments	(196)	(220)	24	(616)	(837)	221
Limited partners' share of Core FFO adjustments	(2,141)	(1,501)	(640)	(7,739)	(3,118)	(4,621)
Total other adjustments	$10,657	$7,828	$2,829	$17,583	$19,413	$(1,830)
(4) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(5) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, proportionate total portfolio	(A)	$10,750	$9,788	$8,796	$8,259	$6,750	$6,950	$5,303
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio		40,868	33,941	28,475	24,915	26,189	19,359	15,983
Total capital expenditures, proportionate total portfolio		$51,618	$43,729	$37,271	$33,174	$32,939	$26,309	$21,286
Limited partners' share of capital expenditures(1)		48,990	34,782	41,997	39,516	19,629	12,746	10,973
Total capital expenditures by period		$100,608	$78,511	$79,268	$72,690	$52,568	$39,055	$32,259
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$10,750	$9,788	$8,796	$8,259	$6,750	$6,950	$5,303
Recurring capital expenditures from adjacent residential businesses		471	491	581	823	390	550	1,402
Recurring capital expenditures in AFFO		$11,221	$10,279	$9,377	$9,082	$7,140	$7,500	$6,705

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$7,978,396	$4,990,542
Acquisitions	2,109,793	1,835,235
Total capital expenditures by period
Q1	79,268	32,259
Q2	78,511	39,055
Q3	100,608	52,568
Q4	—	72,690
Total capital expenditures	258,387	196,572

Fair value adjustments	802,573	990,575
Dispositions	(45,179)	(34,528)
Single-family rental properties balance per financial statements, end of period	$11,103,970	$7,978,396

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,611	$49,535	$160,433	$144,887
Net operating income (NOI), proportionate non-same home	16,710	7,082	41,366	17,414
Net operating income (NOI), proportionate total portfolio	71,321	56,617	201,799	162,301
Limited partners' share of NOI(1)	44,984	19,087	112,175	50,319
Net operating income from single-family rental properties per financial statements	$116,305	$75,704	$313,974	$212,620
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$4,159	$3,634	$12,010	$10,350
Net operating income (NOI), IFRS reconciliation(1)	—	—	—	12,979
Interest expense	(1,558)	(1,388)	(4,356)	(10,607)
Other expenses	(324)	(464)	(967)	(2,755)
Fair value gain on multi-family rental properties, proportionate portfolio	—	25,757	31,202	38,430
Loss on sale(2)	$—	$—	—	(84,427)
Total income (loss) before income taxes from discontinued operations	$2,277	$27,539	$37,889	$(36,030)
(1) The total NOI from discontinued operations includes 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. Of the total balance, only 20% is presented in the comparative NOI in Section 4.2 to assist the reader with comparability.
(2) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in a loss on sale of $84.4 million primarily attributable to the derecognition of goodwill associated with the portfolio.

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$299	$179	$889	$624
Other expenses, proportionate portfolio	(130)	(161)	(390)	(446)
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$169	$18	$499	$178

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Proportionate general and administration expense in Core FFO	$11,936	$8,040	$3,896	$34,789	$23,768	$11,021
Less: cash lease payments	(676)	(650)	(26)	(1,935)	(1,823)	(112)
Proportionate general and administration expense	11,260	7,390	3,870	32,854	21,945	10,909
Limited partner's share of general and administration expense	2,788	1,792	996	7,974	4,910	3,064
General and administration expense per financial statements	$14,048	$9,182	$4,866	$40,828	$26,855	$13,973

TOTAL ASSETS UNDER MANAGEMENT

	September 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$9,387,496	53.3%	$6,816,668	49.6%
Principal AUM	8,213,965	46.7%	6,919,664	50.4%
Total AUM	$17,601,461	100.0%	$13,736,332	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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